U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
FORM 10 - SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

URON Inc.
(Name of Small Business Issuer in its charter)

Minnesota
(State or other jurisdiction of incorporation
or organization)	47-0848102
(I.R.S. Employer Identification No.)
9449 Science Center Drive
New Hope, Minnesota 55428	Issuer’s telephone number:
(address of principal executive offices)	763-504-3000

Securities to be registered under Section 12(b) of the Act:	NONE
Name of each exchange on which registered

Securities to be registered under Section 12(g) of the Act:	URON Inc. Common Stock, no par value
(Title of class)

(End of cover page)

FORM 10 SB Document

To simplify the language in this registration statement, references to “we”, “us”, “our”,
“URON”, or the “Company” refer to URON Inc.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

PART 1

Item 1. Description of Business

URON Inc. is a Minnesota C corporation formed in 2001. Multiband Corporation (Multiband), the parent company of URON Inc., purchased the stock of the Company from its prior owners in January 2004. URON Inc. has never filed for bankruptcy, receivership or similar proceeding. Nor has the Company ever been involved in a merger, restructuring or sale of assets other than the aforementioned sale to Multiband Corporation.

Multiband Corporation is filing this registration for the purposes of distributing URON common stock as a prorata dividend to all holders of Multiband common stock and certain contingent rights holders of Multiband as of May 1, 2006, as more fully described in its Information Statement to shareholders filed as Exhibit 99.1 herein and incorporated herein by reference.

URON Inc.’s business is comprised of approximately 1,000 customers using its dial up internet services and paying a monthly recurring fee for said services. The subscribers are generally located in multi-dwelling-units in the Midwest, Texas, South Carolina and Florida. URON Inc. provides ISP functionality for its customers by providing billing and technical call center support over the phone. URON’s call center also monitors systems installed at multi-dwelling-units in the field to regulate customer bandwith and supervise end-user activity. However, approximately fifteen percent of the Company’s customer base, accounting for approximately 25% of its revenues, is a chain of fast food restaurants, Doctor’s Associates, Inc. d/b/a Subway. Since our services to Subway are billed on a month to month basis, URON would have difficulty replacing the Subway revenue in a short period of time should Subway elect to cancel URON’s services. As the provision of Internet services is a largely unregulated activity, the Company does not presently require any government approval to provide its services. This may or may not change in the future, however, as various legislation continues to be proferred at state and Federal levels with regards to taxing and/or regulating internet services.

URON Inc. has no full-time employees as of April 30, 2006. The Company utilizes billing and customer service personnel from its parent company, Multiband. There is no written agreement between URON and Multiband regarding these services. Multiband expects to continue providing such services for so long as it owns a majority interest in URON. URON intends to continue to utilize Multiband’s personnel services on a month to month basis following the distribution at a rate consistent with what said services cost URON in 2005. Charges for those personnel services were $39,707 and $6,570 for the years ended December 31, 2005 and December 31, 2004, respectively.

URON Inc. Industry Analysis

Based on URON Inc.’s interpretations of a market study conducted by the Pew Internet and American Life Project in April 2006, there are 147 million adult internet users. Sixty-two percent of users have broadband or high-speed internet and spend $38-41. per month on average for the service. The remaining users connect to the internet generally through dial up analog computer modems and spend on average $18. per month for the service.

Although the market for internet services in the United States is large, there are a number of competitive providers of such services. The clear frontrunners in this highly unregulated and competitive market are America Online, Inc., Comcast and Net Zero. They compete with local exchange carriers, long distance carriers, internet backbone companies and many local ISPs (Internet Service Providers) such as URON. Customers are demanding quality of the connection and the speed of the internet download, along with low prices. The frontrunners are much larger than us, have greater resources and name recognition and advertise nationally. We compete by trying to provide a lower price and superior customer service.

Risk Factors

Our operations are subject to a number of risks. If any of the risks described below actually occur, the business, financial condition or operating results of URON could be materially adversely affected.

Net Losses

URON Inc. had net losses of $13,084 and $129,794 for the fiscal years ended December 31, 2005 and December 31, 2004, respectively. URON Inc. has an accumulated deficit of $142,878 as of December 31, 2005. URON Inc. may never be profitable.

If we cannot achieve profitability from operating activities, we may not be able to meet our working capital needs.

Dependence on Single Major Customer

One customer, Doctor’s Associates, Inc. d/b/a Subway, accounts for approximately 25% of our revenues. We charge Subway for our services on a month to month basis. If Subway were to terminate those services, our revenues and profits would be adversely affected.

Deregulation

Several regulatory and judicial proceedings have recently concluded, are underway or may soon be commenced that address issues affecting operations and those of our competitors, which may cause significant changes to our industry. Those proceedings largely involve the rights of companies such as us to obtain exclusive rights of entry agreements with property owners and the rights of government entities to tax and/or regulate internet service providers such as us. We cannot predict the outcome of these developments, nor can we assure you that these changes will not have a material adverse effect on us. However, our business could be adversely affected if we could not obtain exclusive rights of entry on a property and therefore were subjected to more competition. Our business could also be adversely affected if additional taxes or regulation caused us to raise the price of our services.

Changes in Technology and Market for Dial Up Internet Services

The market for dial up internet services is shrinking due to advances in technology and deployments of high speed or “broadband” internet technologies. There may be a limited market for the Company’s dial up internet services in the future. According to data released by the Pew Internet and American Life project in April 2006 only 34% of American internet users are now accessing the internet via dial up analog modem connections versus digital broadband connections.

Reporting Status

URON does not currently file reports with the Securities and Exchange Commission, but will be obligated to do so after effectiveness of this registration statement on Form 10-SB. This will increase legal and audit expense for the Company and may subject the Company to additional regulatory scrutiny.

Majority Ownership

Multiband Corporation will be the majority owner of URON common stock immediately following the URON dividend distribution. Multiband Corporation may thus be able to control significant URON corporate decisions including the selection of directors. Furthermore, Multiband Corporation may prevent or frustrate attempts to effect a transaction that is in the best interests of our other stockholders or cause us to take action that is not in the best interests of our other stockholders.

Ownership of Our Common Stock

Investing in our stock is highly speculative and you could lose some or all of your investment.
The value of our common stock may decline and may be affected by numerous market and internal conditions such as future sales by current shareholders which could result in the loss of some or all of the entire amount invested in our stock.

Issuance of Preferred Stock

We could also issue shares of preferred stock that have rights senior to the common stock. If preferred stock is issued and URON becomes insolvent or liquidates its assets, the common shareholders may receive nothing for their common stock.

Penny Stock:

Our common stock qualifies as a “penny stock” under SEC rules which may make it more difficult for our shareholders to resell their shares of common stock.
Many brokerage firms will not trade in “penny stocks”
Due to the lack of profit and/or additional paperwork requirements.

OTC Bulletin Board

Stockholders also may experience greater difficulties in attempting to sell their stock once listed on the OTC Bulletin Board than if it were listed on a stock exchange or quoted on the NASADQ national or Small-Cap Market. Most stock orders on the OTC Bulletin Board are affected manually, the OTC Bulletin Board has less stringent regulations, and the spread between the bid and ask prices generally are high, resulting in less sales proceeds to shareholders.

Management:

Donald Miller, the Company’s Chairman and CEO, is involved with other companies and only devotes approximately 25% of his professional time to URON, Inc.
The aforementioned lack of full-time management may
Adversely affect the quality and effectiveness of URON’s sales and overall operations.

Item 2. Management’s Discussion and Analysis or Plan of Operation

Year ended December 31, 2005 versus year ended December 31, 2004

Revenue

URON Inc.’s revenues decreased by $154,893 from $400,750 in fiscal 2004 to $245,857 in fiscal 2005, a decrease of 39%. The decline in revenues reflects the decline in subscribers of the Company’s dial up internet services due to increased competition from high-speed internet providers.

Gross Profit

Gross profit on sales represents revenue less the cost of products and services (exclusive of amortization). The costs of products and services represent internet carrier circuit changes. Gross profit, as a percentage of revenue, was 67.6% in 2005 and 76.6% in 2004. Decreased margins in 2005 reflect declining revenues and relatively static costs of services.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $108,014 in 2005 versus $217,675 in 2004. These expenses consist primarily of commission payments to owners of multi-dwelling-units, payments to subcontractors and corporate parent expense allocations.This decrease in expense reflects decreased subcontractor costs related to URON’s decline in revenues.

Income Tax

The income tax benefit of $8,800 in 2005 and $86,600 in 2004 reflects adjustments to the valuation allowance of net deferred tax assets resulting from net operating loss carryforwards.

Net Loss

URON Inc. experienced net losses of $13,084 and $129,794 for the years ended December 31, 2005 and December 31, 2004, respectively.

Liquidity and Capital Resources as of December 31, 2005

Working capital needs of URON Inc. were met in 2005 and 2004 by funding from its parent, Multiband Corporation. Multiband Corporation, although not contractually obligated to do so intends to fund any URON Inc. capital needs for the next 12 months (between January 1, 2006 and December 31, 2006) provided it retains its majority interest in the Company. Since URON Inc. experienced a small net loss in 2005, the Company does not expect its capital needs over the next twelve months to be significant.

Quarter Ended March 31, 2006 versus March 31, 2005

Revenue

URON revenues decreased by $31,961 from $68,973 in the first quarter of 2005 to $37,012 in the first quarter of 2006, reflecting the decline in subscribers of the Company’s dial up internet services due to increased competition from high-speed internet providers.

Gross Profit

Gross Profit on sales represents revenue less the costs of products and services (exclusive of amortization). Gross profit, as a percentage of revenue, was 67.3% in the first quarter of fiscal 2006 versus 66% in the first quarter of fiscal 2005. Increased margins in 2006 over the prior period reflect decreased circuit charges which comprise costs of services.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $18,070 in the first quarter of 2006 versus $39,534 in the prior year period, reflecting the elimination of an outsourced call center provider and decreased owner commission expenses related to the decline in URON revenues.

Income Tax

The income tax expense was $2,700 in the first quarter of 2006 compared to an income tax benefit of $28,100 in the first quarter of 2005 reflects adjustments to the valuation allowance of net deferred tax assets resulting from net operating loss carryforwards.

Net Income (Loss)

URON earned income of $4,160 in the first quarter of 2006 versus a net loss of $42,102 in the prior year period. The increase in profitability was primarily due to no amortization of intangibles being taken in 2006.

Liquidity and Capital Resources

URON’s working capital needs in the first quarter of 2006 were funded by its parent, Multiband Corporation. Multiband Corporation intends to fund any URON capital needs during the next 12 months (between April 1, 2006 until March 31, 2007) provided Multiband retains majority interest in the Company.

In the event Multiband ceases to fund us, we would look to fund our short-term (i.e. next twelve months) capital needs, which we believe to be minor given our current positive net income, through lending institutions.

Since our business is not capital intensive as we sell services only, we believe we could rely upon traditional bank financing as well for any longer term capital needs.

Item 3. Description of Property

URON Inc. shares personnel resources (billing and call center services) with Multiband Corporation, its parent. URON itself does not rent or occupy any physical space.

Item 4. Security Ownership of Certain Beneficial Owners and Management

As of April 30, 2006, URON Inc. is owned 100% by Multiband Corporation. Multiband is located at 9449 Science Center Drive, New Hope, MN 55428 and has sole voting power over the shares. Immediately following the distribution, Multiband Corporation will own approximately 51% of URON Inc. with holders of record of Multiband common stock as of May 1, 2006 owning the other 49%. Other than Multiband Corporation, no other one shareholder will own 5% or more of URON Inc. common stock immediately following the distribution.

Item 5. Directors, Executive Officers, Promoters and Control Persons

The following table sets forth the name, age and position of each person who serves as a director and/or executive officer of URON Inc. as of April 30, 2006:

Name	Age	Position	Director Since

Donald Miller	66	Chairman and CEO	2005

Donald Miller is Chairman and CEO of URON Inc. and has held that position since 2005. He is ultimately responsible for its day to day activities. Mr. Miller also serves as Chairman of Multiband Corporation and has been a member of its board of directors since 2001. Mr. Miller is also Chairman of Multiband’s audit committee. As such, he reviews and supervises the activities of Multiband’s CEO and CFO. Mr. Miller worked for Schwans Enterprises between 1962 and 2001, primarily as Chief Financial Officer. He is currently employed by Schwans as a special assistant to the CEO. His duties as special assistant involve serving on Schwans audit and compensation committees, and providing advice on Company acquisitions and past practices of Schwans.

Mr. Miller devotes approximately 25% of his professional time to URON Inc. business.

There is no family relationship between any of the Directors or executive officers of Multiband Corporation and URON Inc.

URON has no audit or compensation committee.

Item 6. Executive Compensation

No compensation is currently paid or was paid in 2005 or 2004 to any director or executive officer of URON Inc. URON Inc. has no employment agreements or employee benefit plans. Multiband Corporation provides executive services to URON, Inc. URON Inc. does not anticipate paying any executive compensation during the balance of 2006 either.

Item 7. Certain Relationships and Related Transactions

The Chairman and CEO of URON Inc. is also the Chairman of URON’s parent, Multiband Corporation. Multiband Corporation funds URON operations.

Item 8. Description of Securities

The Articles of Incorporation of URON Inc., as amended, authorize URON Inc. to issue 200 million shares of capital stock, which have no par value. As of April 30, 2006, URON Inc. had ten million common shares issued and outstanding, all of which were 100% owned by Multiband Corporation. As of the completion of the distribution, Multiband Corporation will own approximately 51% of the then outstanding shares issued and Multiband holders as of the record date of the distribution, May 1, 2006, will own approximately 49% of said shares.

Holders of common stock are entitled to one vote per share in all matters to be voted upon by shareholders. Holders of common stock are entitled to receive such dividends as are declared by URON’s board of directors out of funds legally available for the payment of dividends. All of the outstanding shares of common stock are fully paid and non-assessable.
Because our common stock does not trade on a stock exchange or on the NASDAQ National Market or Small-Cap Market, and the market price of the common stock is less than $5.00 per share, the common stock qualifies as a “penny stock.” SEC Rule 15g-9 under the Securities Exchange Act of 1934 imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an “established customer” or an “accredited investor.” This includes the requirement that a broker-dealer must make a determination on the appropriateness of investments in penny stocks for the customer and must make special disclosures to the customer concerning the risks of penny stocks. Application of the penny stock rules to our common stock affects the market liquidity of the shares, which in turn may affect the ability of holders of our common stock to resell the stock.

There are no provisions in our article or by-laws that would delay, defer or prevent a change in the control of URON Inc.

PART II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

URON Inc’s. common stock is not, and has never been publicly traded. In connection with the aforementioned contemplated distribution of URON Inc. stock, as described more fully in exhibit 99.1, Information statement incorporated herein by reference, the Company intends to take steps necessary to allow URON Inc. common stock to trade on the OTCBB (over the counter bulletin board).

There is not currently a public market for our common stock. The shares distributed to Multiband stockholders will be freely tradeable on the OTCBB after the distribution date provided there is an effective registration statement or exemption for the shares and after the NASDAQ assigns a symbol for that purpose, except for shares received by people who may have a special relationship or affiliation with us, and further provided the Company obtains sponsorship of its common stock by an authorized OTC Bulletin Board market maker. The Company does intend to seek such sponsorship. People who may be considered our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us. This will include all of our executive officers and directors. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act, such as exemptions afforded by Section 4 (2) of the Securities Act or Rule 144 thereunder. URON is not required to pay dividends on its common stock.

There is current one holder of URON Inc. common stock, Multiband Corporation. There will be
Approximately 667 holders of the common stock immediately following the distribution. The Company is not currently anticipating that any dividends will be paid on its common stock.

URON Inc. does not have any equity compensation plans either approved or not approved by shareholders.

Item 2. Legal Proceedings

As of May 18, 2006, URON Inc. is not involved in any legal proceeding.

Item 3. Changes in and Disagreements with Accountants

None

Item 4. Recent Sales of Unregistered Securities

None

Item 5. Indemnification of Directors and Officers

URON’s Articles of Incorporation provide for indemnification pursuant to Minnesota statutes. Under Section 302A.251 of the Minnesota Business Corporation Act, a corporation shall, unless prohibited or limited by its Articles of Incorporation or Bylaws, indemnify its directors, officers, employees and agents against judgments, penalties, fines, settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person who was, or is threatened to be, made a party to proceedings by reason of the fact that the person is or was a director, officer, employee or agent of the corporation if generally, with respect to the acts or omissions of the person complained of in the proceeding, the person (i) has not been indemnified by another organization with respect to the same acts or omissions; (ii) acted in good faith; (iii) received no improper personal benefit; (iv) in the case of a criminal proceeding had no reasonable cause to believe the conduct was unlawful; and (v) reasonably believed that the conduct was in the best interests of the corporation.

PART F/S

URON INC.

FINANCIAL STATEMENTS
INCLUDING
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2005 AND 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder, Audit Committee and Board of Directors
URON Inc.
9449 Science Center Drive
New Hope, MN 55428

We have audited the accompanying balance sheets of URON Inc. as of December 31, 2005 and 2004, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of URON Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Virchow, Krause & Company, LLP

Minneapolis, Minnesota
May 1, 2006

URON INC.
BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

ASSETS
CURRENT ASSETS	2005	2004
Accounts receivable, net	$4,957	$14,962
Related party receivable	103,625	83,621

Total current assets	108,582	98,583

Computer software	4,570	4,570
Less: accumulated amortization	(4,392)	(3,678)

Computer software, net	178	892

Intangibles, net	-	301,965

TOTAL ASSETS	$108,760	$401,440

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES
Accounts payable	$11,247	$27,941
Deferred revenue	4,591	14,793
Deferred tax liability	-	30,000
Contingent liability	-	222,700

Total current liabilities	15,838	295,434

STOCKHOLDER’S EQUITY

Common stock, no par value (200,000,000 shares authorized, 10,000,000 shares issued and outstanding)	235,800	235,800
Accumulated deficit	(142,878)	(129,794)

Total stockholder’s equity	92,922	106,006

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$108,760	$401,440

See accompanying notes to financial statements.

URON INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005		2004
	Amount	Percent	Amount	Percent

REVENUES	$245,857	100.0%	$400,750	100.0%

COSTS AND EXPENSES
Cost of products and services (exclusive of amortization shown separately below)	79,748	32.5%	93,826	23.4%
Selling, general and administrative	108,014	43.9%	217,675	54.3%
Amortization	79,979	32.5%	305,643	76.3%

Total Costs and Expenses	267,741	108.9%	617,144	154.0%

LOSS FROM OPERATIONS	(21,884)	(8.9%)	(216,394)	(54.0%)

INCOME TAX BENEFIT	(8,800)	(3.6%)	(86,600)	(21.6%)

NET LOSS	$(13,084)	(5.3%)	$(129,794)	(32.4%)

BASIC AND DILUTED - LOSS PER COMMON SHARE	$(0.00)		$(0.01)

WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC AND DILUTED	10,000,000		10,000,000
See accompanying notes to financial statements.

URON INC.
STATEMENTS OF STOCKHOLDER’S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Shares of Common Stock	Common Stock	Accumulated Deficit	Total Stockholder’s Equity

BALANCE - JANUARY 1, 2004	10,000,000	$235,800	$-	$235,800

Net loss	-	-	(129,794)	(129,794)

BALANCE - DECEMBER 31, 2004	10,000,000	235,800	(129,794)	106,006

Net loss	-	-	(13,084)	(13,084)

BALANCE - DECEMBER 31, 2005	10,000,000	$235,800	$(142,878)	$92,922

See accompanying notes to financial statements.

URON INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

OPERATING ACTIVITIES

Net loss	$(13,084)	$(129,794)
Adjustments to reconcile net loss to cash flows from operating activities:
Amortization	79,979	305,643
Change in allowance for doubtful accounts receivable	5,000	5,000
Changes in operating assets and liabilities:
Accounts receivable	5,005	(19,962)
Accounts payable	(16,694)	27,941
Deferred revenue	(10,202)	14,793
Deferred tax liability	(30,000)	(120,000)
Related party receivable	(20,004)	(83,621)

Net cash flows from operating activities	-	-

INCREASE (DECREASE) IN CASH	-	-

CASH, BEGINNING OF YEAR	-	-

CASH, END OF YEAR	$-	$-

NONCASH INVESTING AND FINANCING ACTIVITIES:

Acquisition of URON Inc.’s common stock by Multiband Corporation in exchange for assets and liabilities in connection with acquisition
Computer software	$-	$4,570
Intangibles	-	603,930
Deferred tax liability	-	150,000
Contingent liability	-	222,700
Common stock	-	235,800

See accompanying notes to financial statements.

URON INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Note 1 - Summary of Significant Accounting Policies

Nature of business - URON Inc. (“URON”) was incorporated on November 4, 2001 in the state of Minnesota.

On January 1, 2004, Multiband Corporation (“parent”), entered into a stock purchase agreement with URON to purchase all of the outstanding capital stock of URON for a total purchase price of 350,000 shares of the parent's common stock to be issued in installments as follows: a) 180,000 shares issued at closing, b) 170,000 shares held in escrow. The common shares issued and held in escrow were valued at fair market value on the date of agreement which was $1.31 per share for a purchase price of $458,500.

The terms of the escrow are as follows: 50,000 shares to be released upon URON providing the parent with documentation satisfactory to the parent of a release from a certain vendor or any related entity of all liabilities incurred to a certain vendor by URON; 120,000 shares to be released in 40,000 share increments upon the parent's receipt of distributable gross profits, generated by certain customers, in increments of $75,000 cash. The escrow terminates December 31,2005 and any shares not released will be rescinded to the parent. The parent must register all shares issued within one year from the date of issuance. The purchase price of $458,500 was allocated to customer list of $453,930 and computer software of $4,570. The customer list will be amortized over its estimated useful lives of two years and the computer software for fifteen months. At December 31, 2004, the parent was not obligated to issue any of the contingent shares of common stock. At December 31, 2005, the contingent shares were rescinded and retired into treasury stock of the parent. The value of the shares rescinded of $222,700 was recorded as an offset to amortization expense for the year ended December 31, 2005.

URON is provided with certain services from its parent and a related subsidiary, including general bookkeeping and customer service. The statement of operations reflects charges for these services of $39,707 and $6,570 for the years ended December 31, 2005 and 2004, respectively.

The financial information included herein does not necessarily reflect what the financial position and results of operations of URON would have been had it operated as a stand-alone entity during the periods covered, and may not be indicative of future operations or financial position.

URON provides dial-up internet services to a business enterprise and to subscribers in multi-dwelling units in Texas, Illinois, Florida, Massachusetts, Minnesota, Michigan and South Carolina.

URON INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

The accompanying financial statements have been prepared assuming the Company will continue as a going concern that contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the twelve months ended December 31, 2005 and 2004 the Company reported net losses of $13,084 and $129,794, respectively. At December 31, 2005, the Company had an accumulated deficit of $142,878. Multiband Corporation is committed to continue to fund the operations of URON for the next 12 months.

Accounts receivable - At December 31, 2005 and 2004, URON had an allowance for doubtful accounts of $10,000 and $5,000, respectively. URON believes its accounts receivable are fully collectible, net of allowance. Accounts receivable over 60 days are considered past due. The Company accrues interest on past due accounts receivables. If accounts receivable are determined uncollectible, they are charged to expense in the year that determination is made. URON extends unsecured credit to customers in the normal course of business.

Related Party Receivable - There are no intercompany purchase or sale transactions between the parent, its subsidiaries and URON. Cash receipts from URON customers are collected by a subsidiary of Multiband Corporation , Multiband Subscriber Services, Inc. (MSS).
Both URON and MSS are wholly owned subsidiaries of Multiband Corporation. Cash receipts collected by MSS are, netted with payments to URON’s vendors, also made by MSS, and are recorded as a related party receivable. As of December 31, 2005 and 2004, the outstanding balance of the related party receivable was $103,625 and $83,621, respectively.

One of the parent’s subsidiaries provides bookkeeping and customer services to URON. Management has allocated costs based on actual time used for bookkeeping services and allocated costs as a percentage of total subscribers serviced by the customer service department. Management believes these allocations are reasonable and reflect the effort involved in providing the services and also represent what the costs would have been on a stand-alone basis.

Amortization - Computer software is recorded at the fair value based on the purchase price allocation. Amortization is provided for using the straight-line method over the estimated useful life of 15 months. Maintenance, repairs and minor renewals are expensed when incurred. Amortization expense was $714 and $3,678 for the years ended December 31, 2005 and 2004, respectively.

Intangible Assets - URON amortizes its subscriber list over its estimated useful life of two years using the straight-line method. Amortization expense was $79,265 and $301,965 for the years ended December 31, 2005 and 2004, respectively.

URON INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Contingent liability - The contingent liability is recorded at the fair value of the stock escrow based on the purchase price allocation. The terms of the escrow are as follows: 50,000 shares to be released upon URON providing the parent with documentation satisfactory to the parent of a release from a certain vendor or any related entity of all liabilities incurred to a certain vendor by URON; 120,000 shares to be released in 40,000 share increments upon the parent's receipt of distributable gross profits, generated by certain customers, in increments of $75,000 cash. The escrow terminates December 31,2005 and any shares not released will be rescinded to the parent. At December 31, 2004, the parent was not obligated to issue any of the contingent shares of common stock. At December 31, 2005, the contingent shares were rescinded and retired into treasury stock of the parent. The value of the shares rescinded of $222,700 was recorded as an offset to amortization expense for the year ended December 31, 2005.

Revenue recognition - URON earns revenue through monthly user charges to its dial-up internet subscribers. URON recognizes revenue in accordance with the Securities Exchange Commission’s Staff Accounting Bulletin No. 104 (SAB 104) “Revenue Recognition”, which requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence of a customer arrangement exists; (ii) the price is fixed or determinable; (iii) collectibility is reasonable assured; and (iv) product delivery has occurred or services have been rendered.

URON’s user charges are recognized as revenues in the period the related services are provided in accordance with SAB 104. Any amounts billed prior to services being provided are reported as deferred service obligations and revenues.

Deferred revenue - URON bills for services in the month prior to providing the service. Deferred revenue is recognized as revenues in the period the related services are provided in accordance with SAB 104.

Costs of Products and Services- Costs of products and services consist of internet carrier circuit charges.

Selling, general and administrative expense- Selling, general and administrative expenses consist of payments to subcontractors, commission payments to owners of multi-dwelling-units and corporate parent expense allocations.

Net Loss per Common Share - Basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding for the reporting period. Diluted net loss per common share is computed by dividing net loss by the sum of the weighted average number of common shares outstanding. The Company does not have any common share equivalents during the years ended December 31, 2005 and 2004.

Financial Instruments - The carrying amounts for all financial instruments approximates fair value. The carrying amounts for accounts receivable and accounts payable approximate fair value because of the short maturity of these instruments.

Management’s use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

URON INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Legal Proceedings - URON may, from time to time, be involved in litigation and claims arising out of its operations in the normal course of its business. As of May 1, 2006, URON was not a party to any material legal proceedings.

Income taxes - URON utilizes the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary difference between the financial statement and income tax reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance to the extent that realization is not assured. The temporary difference for URON relates to the basis value of the intangible asset for book and tax purposes since the acquisition of URON by Multiband was a tax-free stock exchange. URON files a consolidated tax return with its parent company, Multiband Corporation. All of the net operating losses have been allocated to the parent company and no deferred tax asset has been recorded at December 31, 2005 and 2004, respectively.

Note 2 - Income Taxes

The Company has been included in the consolidated federal income tax return of the parent. Information below is presented as if the Company were a separate taxpayer.

The benefit for income taxes consists of the following:
	Year Ended December 31,
	2005	2004
Current benefit:
Federal	$18,000	$28,400
State	3,200	5,000
Deferred	(30,000)	(120,000)
	$(8,800)	$(86,600)

Components of net deferred income taxes are as follows at December 31:
	2005	2004
Deferred income tax assets	$-	$-
Deferred income tax liabilities:
Value of intangible related to stock purchase	-	(30,000)
Net deferred income tax liability	$-	$(30,000)

URON INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Reconciliation between the statutory rate and the effective tax rate for the years ended December 31, as follows:
	2005	2004
Federal statutory tax rate benefits	(34%)	(34%)
State tax, net of federal benefit	(6%)	(6%)
Change in valuation allowance	-	-
Effective tax rate	(40%)	(40%)

Note 3 - Major customer

The Company had sales to one customer that accounted for approximately 25% and 19% of total revenues for the year ended December 31, 2005 and 2004, respectively. Accounts receivable from the same customer accounted for approximately 31% and 25% of total accounts receivable at December 31, 2005 and 2004, respectively.

Note 4 - Subsequent events

As of May 1, 2006, all Multiband Corporation shareholders of record and certain contingent right holders became eligible for a prorata distribution of URON common stock based on the holders’ ownership of Multiband Corporation shares or rights as of that date. The holders will receive .05 shares of URON common stock for each share or right to a share of Multiband Corporation common stock held on the record date.The contingent right holders are eligible for the distribution due to rights contained in warrant and other convertible share agreements which grant said holders retroactive rights to the distribution if they exercise their conversion rights at a date subsequent to May 1, 2006.

URON INC.
FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005

URON INC.
BALANCE SHEETS

ASSETS
CURRENT ASSETS	March 31, 2006 (unaudited)	December 31, 2005 (audited)
Accounts receivable, net	$4,018	$4,957
Related party receivable	106,407	103,625

Total current assets	110,425	108,582

Computer software	4,570	4,570
Less: accumulated amortization	(4,392)	(4,392)

Computer software, net	178	178

Intangibles, net	-	-

TOTAL ASSETS	$110,603	$108,760

LIABILITIES AND STOCKHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$8,930	$11,247
Deferred revenue	4,591	4,591

Total current liabilities	13,521	15,838

STOCKHOLDER’S EQUITY

Common stock, no par value (200,000,000 shares authorized, 10,000,000 shares issued and outstanding)	235,800	235,800
Accumulated deficit	(138,718)	(142,878)

Total stockholder’s equity	97,082	92,922

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$110,603	$108,760

See accompanying notes to financial statements.

URON INC.
STATEMENTS OF OPERATIONS

	Three Months Ended
	March 31, 2006		March 31, 2005
	(unaudited)		(unaudited)
	Amount	Percent	Amount	Percent

REVENUES	$37,012	100.0%	$68,973	100.0%

COSTS AND EXPENSES
Cost of products and services (exclusive of amortization shown separately below)	12,082	32.7%	23,413	34.0%
Selling, general and administrative	18,070	48.8%	39,534	57.3%
Amortization	-	-%	76,228	110.5%

Total Costs and Expenses	30,152	81.5%	139,175	201.8%

INCOME (LOSS) FROM OPERATIONS	6,860	18.5%	(70,202)	(101.8%)

INCOME TAX EXPENSE (BENEFIT)	2,700	7.3%	(28,100)	(40.8%)

NET INCOME (LOSS)	$4,160	11.2%	$(42,102)	(61.0%)

BASIC AND DILUTED - INCOME (LOSS) PER COMMON SHARE	$(0.00)		$(0.00)

WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC AND DILUTED	10,000,000		10,000,000
See accompanying notes to financial statements.

URON INC.
STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

	2006	2005

OPERATING ACTIVITIES

Net income (loss)	$4,160	$(42,102)
Adjustments to reconcile net income(loss) to cash flows from operating activities:
Amortization	-	76,228
Change in allowance for doubtful accounts receivable	2,500	1,250
Changes in operating assets and liabilities:
Accounts receivable	(1,561)	9,359
Accounts payable	(2,317)	(2,670)
Related party receivable	(2,782)	(42,065)

Net cash flows from operating activities	-	-

INCREASE (DECREASE) IN CASH	-	-

CASH, BEGINNING OF YEAR	-	-

CASH, END OF YEAR	$-	$-

See accompanying notes to financial statements.

URON INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005

Note 1 - Summary of Significant Accounting Policies

Nature of business - URON Inc. (“URON”) was incorporated on November 4, 2001 in the state of Minnesota.

On January 1, 2004, Multiband Corporation (“parent”), entered into a stock purchase agreement with URON to purchase all of the outstanding capital stock of URON for a total purchase price of 350,000 shares of the parent's common stock to be issued in installments as follows: a) 180,000 shares issued at closing, b) 170,000 shares held in escrow. The common shares issued and held in escrow were valued at fair market value on the date of agreement which was $1.31 per share for a purchase price of $458,500.

The terms of the escrow are as follows: 50,000 shares to be released upon URON providing the parent with documentation satisfactory to the parent of a release from a certain vendor or any related entity of all liabilities incurred to a certain vendor by URON; 120,000 shares to be released in 40,000 share increments upon the parent's receipt of distributable gross profits, generated by certain customers, in increments of $75,000 cash. The escrow terminated December 31, 2005 and any shares not released were rescinded to the parent. The parent must register all shares issued within one year from the date of issuance. The purchase price of $458,500 was allocated to customer list of $453,930 and computer software of $4,570. The customer list was amortized over its estimated useful lives of two years and the computer software for fifteen months. At December 31, 2005, the contingent shares were rescinded and retired into treasury stock of the parent. The value of the shares rescinded of $222,700 was recorded as an offset to amortization expense for the year ended December 31, 2005.

URON is provided with certain services from its parent and a related subsidiary, including general bookkeeping and customer service. The statement of operations reflects charges for these services of $8,826 and $9,927 for the years ended March 31, 2006 and 2005, respectively.

The financial information included herein does not necessarily reflect what the financial position and results of operations of URON would have been had it operated as a stand-alone entity during the periods covered, and may not be indicative of future operations or financial position.

URON provides dial-up internet services to a business enterprise and to subscribers in multi-dwelling units in Texas, Illinois, Florida, Massachusetts, Minnesota, Michigan and South Carolina.

URON INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005

The accompanying financial statements have been prepared assuming the Company will continue as a going concern that contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the three months ended March 31, 2006 and 2005, the Company reported net income of $4,160 and a net loss of $42,102, respectively. At March 31, 2006 and December 31, 2005, the Company had an accumulated deficit of $138,718 and $142,878. Multiband Corporation is committed to continue to fund the operations of URON for the next 12 months.

Unaudited Financial Statements - The information furnished in this report is unaudited and reflects all adjustments which are normal recurring adjustments and, which in the opinion of management, are necessary to fairly present the operating results for the interim periods. The operating results for the interim periods presented are not necessarily indicative of the operating results to be expected for the full year. The financial statements should be read in conjunction with the financial statements and footnotes for the year ended December 31, 2005 and 2004.

Accounts receivable - At March 31, 2006 and December 31, 2005, URON had an allowance for doubtful accounts of $12,500 and $10,000, respectively. URON believes its accounts receivable are fully collectible, net of allowance. Accounts receivable over 60 days are considered past due. The Company accrues interest on past due accounts receivables. If accounts receivable are determined uncollectible, they are charged to expense in the year that determination is made. URON extends unsecured credit to customers in the normal course of business.

Related Party Receivable - There are no intercompany purchase or sale transactions between the parent, its subsidiaries and URON. Cash receipts from URON customers are collected by a subsidiary of Multiband Corporation, Multiband Subscriber Services, Inc. (MSS).
Both URON and MSS are wholly owned subsidiaries of Multiband Corporation. Cash receipts collected by MSS are netted with payments to URON’s vendors also made by MSS and are recorded as a related party receivable. As of March 31, 2006 and December 31, 2005, the outstanding balance of the related party receivable was $106,407 and $103,625, respectively. As of July 13, 2006, the outstanding balance of the related party receivable was zero. URON does not record a reserve for bad debt against these “intercompany” transactions as it has demonstrated its ability to collect its receivable owed from its affiliated company. In addition, the receivable has been fully collected subsequent to March 31, 2006.

One of the parent’s subsidiaries provides bookkeeping and customer services to URON. Management has allocated costs based on actual time used for bookkeeping services and allocated costs as a percentage of total subscribers serviced by the customer service department. Management believes these allocations are reasonable and reflect the effort involved in providing the services and also represent what the costs would have been on a stand-alone basis.

Amortization - Computer software is recorded at the fair value based on the purchase price allocation. Amortization is provided for using the straight-line method over the estimated useful life of 15 months. Maintenance, repairs and minor renewals are expensed when incurred. Amortization expense was $0 and $736 for the three months ended March 31, 2006 and 2005, respectively.

URON INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005

Intangible Assets - URON amortizes its subscriber list over its estimated useful life of two years using the straight-line method. Amortization expense was $0 and $75,492 for the three months ended March 31, 2006 and 2005, respectively.

Contingent liability - The contingent liability is recorded at the fair value of the stock escrow based on the purchase price allocation. The terms of the escrow are as follows: 50,000 shares to be released upon URON providing the parent with documentation satisfactory to the parent of a release from a certain vendor or any related entity of all liabilities incurred to a certain vendor by URON; 120,000 shares to be released in 40,000 share increments upon the parent's receipt of distributable gross profits, generated by certain customers, in increments of $75,000 cash. The escrow terminated December 31, 2005 and any shares not released were rescinded to the parent and retired into treasury stock. The value of the shares rescinded of $222,700 was recorded as an offset to amortization expense for the year ended December 31, 2005.

Revenue recognition - URON earns revenue through monthly user charges to its dial-up internet subscribers. URON recognizes revenue in accordance with the Securities Exchange Commission’s Staff Accounting Bulletin No. 104 (SAB 104) “Revenue Recognition”, which requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence of a customer arrangement exists; (ii) the price is fixed or determinable; (iii) collectibility is reasonable assured; and (iv) product delivery has occurred or services have been rendered.

URON’s user charges are recognized as revenues in the period the related services are provided in accordance with SAB 104. Any amounts billed prior to services being provided are reported as deferred service obligations and revenues.

Deferred revenue - URON bills for services in the month prior to providing the service. Deferred revenue is recognized as revenues in the period the related services are provided in accordance with SAB 104.

Costs of Products and Services- Costs of products and services consist of internet carrier circuit charges.

Selling, general and administrative expense- Selling, general and administrative expenses consist of payments to subcontractors, commission payments to owners of multi-dwelling-units and corporate parent expense allocations.

Net Loss per Common Share - Basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding for the reporting period. Diluted net loss per common share is computed by dividing net loss by the sum of the weighted average number of common shares outstanding. The Company did not have any common share equivalents during the three months ended March 31, 2006 and 2005.

Financial Instruments - The carrying amounts for all financial instruments approximates fair value. The carrying amounts for accounts receivable and accounts payable approximate fair value because of the short maturity of these instruments.

URON INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005

Management’s use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Legal Proceedings - URON may, from time to time, be involved in litigation and claims arising out of its operations in the normal course of its business. As of May 18, 2006, URON is not a party to any material legal proceedings.

Note 2 - Income Taxes

The Company recorded a provision for (benefit from) income taxes of $2,700 and ($28,100) for the three months ended March 31, 2006 and 2005, respectively.

Note 3 - Deferred Taxes

URON utilizes the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary difference between the financial statement and income tax reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance to the extent that realization is not assured. The temporary difference for URON relates to the basis value of the intangible asset for book and tax purposes since the acquisition of URON by Multiband was a tax-free stock exchange. URON files a consolidated tax return with its parent company, Multiband Corporation. All of the net operating losses have been allocated to the parent company and no deferred tax assets or liabilities have been recorded at March 31, 2006 and December 31, 2005, respectively.

Note 4 - Major customer

The Company had sales to one customer that accounted for approximately 30.1% and 19.4% of total revenues for the three months ended March 31, 2006 and 2005, respectively. Accounts receivable from the same customer accounted for approximately 14% and 31% of total accounts receivable at March 31, 2006 and December 31, 2005, respectively.

Note 5 - Subsequent events

As of May 1, 2006, certain Multiband Corporation shareholders of record and certain contingent right holders became eligible for a distribution of URON common stock based on the holders’ ownership of Multiband Corporation shares or rights as of that date. The holders will receive .05 shares of URON common stock for each share or right to a share of Multiband Corporation common stock held on the record date.

PART III

Item 1. Index to Exhibits

No.	Description	Page

3.1	Articles of Incorporation as Amended for URON Inc.	29-30
3.2	Bylaws of URON Inc.	30-33
99.1	Information Statement to Shareholders	34-43

Item 2. Description of Exhibits

See description listed in item one above.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused the amendment number two to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New Hope, Minnesota, on this 13th day of July, 2006

By: Donald Miller, Chairman URON Inc. (Registrant)